UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: March 31, 2025

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUSGLOBAL ENERGY CORP.
Full Name of Registrant

N/A
Former Name if Applicable

200 Davenport Road
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M5R 1J2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SUSGLOBAL ENERGY CORP. (the "Registrant") was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the "Quarterly Report") by the May 15, 2025, filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. The Registrant filed its Annual Report on Form 10-K for the year ended December 31, 2024 on May 14, 2025, and, as a result, requires additional time to finalize the related quarterly disclosures and financial statements. The Registrant will file the Quarterly Report as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Hazout	(416)	223-8500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[ x ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ x ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the Company's Belleville Facility located near Belleville, Ontario, Canada, stopped receiving waste after January 10, 2024, due to an order issued by the Ministry of Labour, Immigration, Training and Skills Development and orders issued by the Ministry of the Environment, Conservation and Parks, there continues to be no revenue from the processing of waste during the current period ended March 31, 2025. Minimal revenue from the sale of carbon credits was realized, approximately $6,000 from the Belleville Facility. The Company continues to incur actual and estimated costs to service the operations at the Belleville Facility, an increase of approximately $180,000 over the prior period ended March 31, 2024. Total operating expenses are lower by approximately $475,000 due partially to a lower loss on the foreign exchange as the Canadian dollar was relatively stable compared to the United States dollar for the period from December 31, 2024 to March 31, 2025 in comparison to the period from December 31, 2023 to March 31, 2024. Other expenses are expected to be higher due to continued loss provisions and the loss on the revaluation of the convertible promissory notes, approximately $300,000 higher.

SUSGLOBAL ENERGY CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2025	By:	/s/ Marc Hazout
Marc Hazout
	Title:	Chief Executive Officer, Executive Chairman and President